

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

May 12, 2009

Louis R. Chenevert
Chief Executive Officer
United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

> **Re:** **United Technologies Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 11, 2009**
> **Schedule 14A**
> **Filed February 20, 2009**
> **File No. 001-00812**

Dear Mr. Chenevert:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Daniel Morris
Attorney-Advisor